                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------


                             (Amendment No. 1)

                    International American Homes, Inc.
--------------------------------------------------------------------------
                             (Name of Issuer)

    Common Stock, par value $.01                    459004107
             per share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

      George H. MacLean, Senior Vice President and General Counsel,
                        USI American Holdings, Inc.
      101 Wood Avenue South, Iselin, New Jersey  08830 (908) 767-0700
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             January 26, 1996
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 13 Pages)

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    U.S. INDUSTRIES, INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]

                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    USI AMERICAN HOLDINGS, INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]

                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  BK

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    JACUZZI INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]

                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  AF

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    JUSI HOLDINGS, INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]

                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%


    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 459004107                     13D


     1     NAME OF REPORTING PERSON:    PH PROPERTY DEVELOPMENT COMPANY
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]

                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:


    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%


    14     TYPE OF REPORTING PERSON:    CO

               This Statement is the First Amendment to a Statement on
     Schedule 13D dated June 7, 1995 (the "Schedule 13D") and relates to the common stock, par value $0.01 per share ("Common Stock"), of International American Homes, Inc., a Delaware corporation (the "Company").

               This Statement is being filed on behalf of PH Property Development Company ("PH Property"), JUSI Holdings, Inc. ("JUSI"), Jacuzzi Inc. ("Jacuzzi"), USI American Holdings, Inc. ("USIAH") and U.S. Industries, Inc. ("USI"). PH Property, JUSI, Jacuzzi, USIAH and USI are hereinafter collectively referred to as the "Beneficial Owners".

               Unless otherwise indicated, all other terms referred to herein shall have the same meaning as set forth in the Schedule 13D, as amended.

     Item 4.   Purpose of Transaction.
               ----------------------
               On January 26, 1996 the Beneficial Owners entered into a Stock Purchase Agreement (the "Agreement") with Robert J. Suarez ("Suarez") pursuant to which, on that date, the Beneficial Owners sold an aggregate of 223,210 shares of Common Stock to Suarez for an aggregate purchase price of $223,210 ($1.00 per share). A copy of the Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------
               (a) - (b) As of the close of business on January 26, 1996, none of the Beneficial Owners beneficially owned any shares of Common Stock.

               (c) Reference is made to Item 4 hereof for information concerning transactions in shares of the Common Stock.

               (d)  Not applicable.

               (e) On January 26, 1996, each of the Beneficial Owners ceased to be the beneficial owner of any of the shares of Common Stock previously reported in the Schedule 13D to be beneficially owned by them.



     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
              ----------------------------------------

               The information set forth in response to Item 4 is incorporated herein by reference.


     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------
               The following is filed herewith as an Exhibit to this First Amendment to the Schedule 13D:

               6. Stock Purchase Agreement, dated January 26, 1996, between PH Property Development Company and Robert J. Suarez.

                                   SIGNATURES
                                   ----------
               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 30, 1996


                              U.S. INDUSTRIES, INC.
                              USI AMERICAN HOLDINGS, INC.
                              JACUZZI INC.
                              JUSI HOLDINGS, INC.
                              PH PROPERTY DEVELOPMENT COMPANY



                              By:/s/ Steven C. Barre
                                 ------------------------------------------
                                   Steven C. Barre
                                   Assistant Secretary

                                  EXHIBIT INDEX
                                  -------------
     Item No.                                          Page No.
     --------                                          --------
     6.   Stock Purchase Agreement, dated                  11
          January 26, 1996, between PH
          Property Development Company and
          Robert J. Suarez.


     NYFS11...:\95\78595\0001\1733\SCH1196U.510